Filing by Nations Funds Trust pursuant to Rule 425
under the Securities Act of 1933, and deemed filed
under Rule 14a-12(b) under the Securities Exchange
Act of 1934.

Subject Company:      Nations Funds Trust

(SEC File No. 811-9645)

[Nations Funds Logo]

April 2005

Dear Valued Shareholder:

At Columbia Management1 and affiliated Banc of America Capital Management, LLC (BACAP), we continually evaluate our mutual fund offering as part of a broader effort to address the needs of our shareholders as effectively and efficiently as possible. Toward that end, the Board of Trustees of Nations Funds has approved plans to streamline our product array. This initiative includes the fund mergers listed below. (The proposed mergers below involving Columbia Funds also have been approved by the Columbia Funds Trustees.) Subject to shareholder approval at special meetings planned for September 2005, each target fund would be merged into the corresponding acquiring fund. The mergers are expected to occur in September or October 2005.

Target Fund	Acquiring Fund

Nations California Municipal Bond Fund	Columbia California Tax-Exempt Fund

Nations Government Securities Fund	Columbia Federal Securities Fund

Columbia Florida Municipal Bond Fund Nations Florida Municipal Bond Fund	Nations Florida Intermediate Municipal Bond Fund

Columbia Pennsylvania Intermediate Municipal Bond Fund, Nations Intermediate Municipal Fund, Nations Kansas Municipal Income Fund & Nations Tennessee Intermediate Municipal Bond Fund	Columbia Intermediate Tax-Exempt Fund

Columbia Short Term Bond Fund Nations Short-Intermediate Government Fund	Nations Short-Term Income Fund

Nations Strategic Income Fund	Columbia Strategic Income Fund

The mergers are expected to be tax-free for federal income tax purposes. This means that neither you nor the fund is expected to recognize a gain or loss as a result of the merger. Immediately prior to its merger, a fund will declare and pay a distribution of all net investment company taxable income, if any, and net realized capital gains, to its shareholders. The cost basis of your target fund shares will carry over to your new shares in the acquiring fund. Please be aware that if an acquiring fund does not offer the same class of shares that you own, you will receive shares of a similar class. You will receive further details about this initiative and the upcoming shareholder meeting when proxy materials are sent to you in July. Additional information will be provided following the shareholder meeting.

In preparation for the merger, each of the target funds will be closed to current and prospective investors on or about April 29, 2005. However, purchases through the Systematic Investment Plan, Automatic Exchange Feature and reinvestment of dividends and distributions will continue to be allowed. In addition, certain accounts set up with a fee-based investment adviser or financial planner, including wrap fee accounts, 529 plan accounts, other mutual funds and retirement or pension plan accounts that purchase or offer shares as of the closing date will continue to be allowed to purchase and offer shares following the closing. Any other type of purchase or exchange order received after April 29, 2005 will be rejected by the funds’ transfer agent and your money will be returned.

[1]	Columbia Management is the primary investment management division of Bank of America Corporation and is among the world’s 30 largest asset managers with over $300 billion in assets under management as of February 28, 2004. Columbia Management manages equity, fixed income and cash investments for clients ranging from mutual fund shareholders and high-net-worth individuals to state pension funds, corporations, foundations and other institutional investors.

Investors that hold shares of Nations Kansas Municipal Income Fund, Nations Tennessee Intermediate Municipal Bond Fund and Nations Short-Intermediate Government Fund as of April 18, 2005 will not be charged an otherwise applicable contingent deferred sales charge (CDSC) on the sale of those shares. This CDSC waiver will not apply to the sale of shares of these funds purchased on or after April 19, 2005. Following the merger of these funds, you will be subject to any applicable CDSC of the corresponding acquiring fund, however, the CDSC will be calculated from the trade date of your purchase of shares of your target fund.

We thank you for investing in Nations Funds and look forward to continuing to serve your investment needs. If you have questions, please contact your financial advisor or Nations Funds Services at 800-321-7854.

Sincerely,

Nations Funds

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to that proposed merger has been filed with the Securities and Exchange Commission and become effective, please call (800) 321-7854 or visit the Nations Funds website at www.nationsfunds.com. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission’s website (http://www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.

Please consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Contact Columbia Management for a prospectus, which contains this and other important information about our funds. Read it carefully before you invest.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Nations Funds are distributed by BACAP Distributors, LLC. Columbia Funds are distributed by Columbia Funds Distributors, Inc., which also provides certain intermediary relationship management services to BACAP Distributors, LLC with respect to the Nations Funds. BACAP Distributors, LLC and Columbia Funds Distributor, Inc., members NASD, SIPC, are part of Columbia Management and are affiliates of Bank of America Corporation. BACAP is an SEC-registered investment advisor, wholly owned subsidiary of Bank of America, N.A. and part of Columbia Management. BACAP is an SEC-registered investment advisor, wholly owned subsidiary of Bank of America, N.A. and part of Columbia Management.

Not FDIC Insured	May Lose Value	No Bank Guarantee

[Nations Funds Logo]

April 2005

Dear Valued Shareholder:

At Columbia Management1 and affiliated Banc of America Capital Management, LLC (BACAP), we continually evaluate our mutual fund offering as part of a broader effort to address the needs of our shareholders as effectively and efficiently as possible. Toward that end, the Board of Trustees of Nations Funds has approved plans to streamline our product array. This initiative includes the fund mergers listed below. (The proposed mergers below involving Columbia Funds also have been approved by the Columbia Funds Trustees.) Subject to shareholder approval at special meetings planned for September 2005, each target fund would be merged into the corresponding acquiring fund. The mergers are expected to occur in September or October 2005.

Target Fund	Acquiring Fund

Nations California Municipal Bond Fund	Columbia California Tax-Exempt Fund

Nations Government Securities Fund	Columbia Federal Securities Fund

Columbia Florida Municipal Bond Fund Nations Florida Municipal Bond Fund	Nations Florida Intermediate Municipal Bond Fund

Columbia Pennsylvania Intermediate Municipal Bond Fund, Nations Intermediate Municipal Fund, Nations Kansas Municipal Income Fund & Nations Tennessee Intermediate Municipal Bond Fund	Columbia Intermediate Tax-Exempt Fund

Columbia Short Term Bond Fund Nations Short-Intermediate Government Fund	Nations Short-Term Income Fund

Nations Strategic Income Fund	Columbia Strategic Income Fund

The mergers are expected to be tax-free for federal income tax purposes. This means that neither you nor the fund is expected to recognize a gain or loss as a result of the merger. Immediately prior to its merger, a fund will declare and pay a distribution of all net investment company taxable income, if any, and net realized capital gains, to its shareholders. The cost basis of your target fund shares will carry over to your new shares in the acquiring fund. Please be aware that if an acquiring fund does not offer the same class of shares that you own, you will receive shares of a similar class. You will receive further details about this initiative and the upcoming shareholder meeting when proxy materials are sent to you in July. Additional information will be provided following the shareholder meeting.

In preparation for the merger, each of the target funds will be closed to current and prospective investors on or about April 29, 2005. However, purchases through the Systematic Investment Plan, Automatic Exchange Feature and reinvestment of dividends and distributions will continue to be allowed. In addition, certain accounts set up with a fee-based investment adviser or financial planner, including wrap fee accounts, 529 plan accounts, other mutual funds and retirement or

[1]	Columbia Management is the primary investment management division of Bank of America Corporation and is among the world’s 30 largest asset managers with over $300 billion in assets under management as of February 28, 2004. Columbia Management manages equity, fixed income and cash investments for clients ranging from mutual fund shareholders and high-net-worth individuals to state pension funds, corporations, foundations and other institutional investors.

pension plan accounts that purchase or offer shares as of the closing date will continue to be allowed to purchase and offer shares following the closing. Any other type of purchase or exchange order received after April 29, 2005 will be rejected by the funds’ transfer agent and your money will be returned.

Investors that hold shares of Nations Kansas Municipal Income Fund, Nations Tennessee Intermediate Municipal Bond Fund and Nations Short-Intermediate Government Fund as of April 18, 2005 will not be charged an otherwise applicable contingent deferred sales charge (CDSC) on the sale of those shares. This CDSC waiver will not apply to the sale of shares of these funds purchased on or after April 19, 2005. Following the merger of these funds, you will be subject to any applicable CDSC of the corresponding acquiring fund, however, the CDSC will be calculated from the trade date of your purchase of shares of your target fund.

We thank you for investing in Nations Funds and look forward to continuing to serve your investment needs. If you have questions, please contact your financial advisor.

Sincerely,

Nations Funds

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to that proposed merger has been filed with the Securities and Exchange Commission and become effective, please call (800) 321-7854 or visit the Nations Funds website at www.nationsfunds.com. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission’s website (http://www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.

Please consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Contact Columbia Management for a prospectus, which contains this and other important information about our funds. Read it carefully before you invest.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Nations Funds are distributed by BACAP Distributors, LLC. Columbia Funds are distributed by Columbia Funds Distributors, Inc., which also provides certain intermediary relationship management services to BACAP Distributors, LLC with respect to the Nations Funds. BACAP Distributors, LLC, Columbia Funds Distributor, Inc. and Columbia Financial Center Incorporated are part of Columbia Management and are affiliates of Bank of America Corporation. BACAP is an SEC-registered investment advisor, wholly owned subsidiary of Bank of America, N.A. and part of Columbia Management.

Not FDIC Insured	May Lose Value	No Bank Guarantee

[Columbia Management Logo]

April 1, 2005

Changes to Product Offering

As part of an ongoing effort to keep our investment professional partners informed, we would like to review additional planned changes to our mutual fund product line. As we announced previously, Columbia Management1, including Banc of America Capital Management, LLC (BACAP) has undertaken an effort to streamline the array of products offered in the Columbia and Nations Funds families to address the needs of investors as effectively and efficiently as possible.

Proposed Fund Mergers
The Columbia Funds and Nations Funds product offering currently includes funds that have similar mandates and investment styles. In an effort to achieve economies of scale and other benefits for our shareholders, Columbia Management is proposing the merger of several of those funds. Through these mergers, we hope to position the combined funds in such a way that they can invest more efficiently and spread their fixed costs over a larger asset base, potentially resulting in lower expense ratios. These changes figure prominently in our effort to rationalize our product line and to provide our shareholders with the best products and services possible.

Below is an outline of mergers involving Nations Funds and Columbia Funds approved by the Nations Funds’ Board of Trustees. The mergers involving Columbia Funds also have been approved by the Columbia Funds’ Board of Trustees. Each of the mergers are subject to shareholder approval at special meetings expected to be held in September, 2005 and are tentatively set to occur during September and October. (Figures in parentheses are the funds’ total assets as of February 28, 2005).

•	Nations California Municipal Bond Fund ($261.6 million) would be merged into Columbia California Tax-Exempt Fund ($237.4 million). Gary Swayze, who currently manages the Columbia California Tax-Exempt Fund, is expected to manage the combined fund after the merger.

•	Nations Government Securities Fund ($164.5 million) would be merged into Columbia Federal Securities Fund ($925.4 million). Ann Peterson, who currently manages both the Columbia Federal Securities Fund and Nations Government Securities Fund, is expected to manage the combined fund after the merger.

•	Nations Intermediate Municipal Fund ($1.71 billion), Nations Kansas Municipal Income Fund ($72.3 million) and Nations Tennessee Intermediate Municipal Bond Fund ($57.1 million) would be merged into Columbia Intermediate Tax-Exempt Fund ($511.2 million). Susan Sanderson, who currently manages the Columbia Intermediate Tax-Exempt Bond Fund, is expected to manage the combined fund after the merger.

[1]	Columbia Management is the primary investment management division of Bank of America Corporation and is among the world’s 30 largest asset managers with $331 billion in assets under management as of December 31, 2004. Columbia Management manages equity, fixed income and cash investments for clients ranging from mutual fund shareholders and high-net-worth individuals to state pension funds, corporations, foundations and other institutional investors.

– FOR INVESTMENT PROFESSIONAL USE ONLY –
– DO NOT DISTRIBUTE TO CLIENTS OR PROSPECTS –

•	Nations Strategic Income Fund ($238.6 million) would be merged into Columbia Strategic Income Fund (1.29 billion). Laura Ostrander, who currently manages both the Columbia and Nations Strategic Income Funds, is expected to manage the combined fund after the merger.

•	Nations Florida Municipal Bond Fund ($89.8 million) would be merged into Nations Florida Intermediate Municipal Fund ($194.2 million). Susan Sanderson is expected to manage the combined fund after the merger.

•	Nations Short-Intermediate Government Fund ($343.9 million) and Columbia Short Term Bond Fund ($492.3 million) would be merged into Nations Short-Term Income Fund (1.01 billion). Leonard Aplet and Richard Cutts, who manage Nations Short-Term Income Fund, are expected to manage the combined fund following the merger.

The funds that are proposed to be acquired will be closed to new and subsequent investments at the close of business on April 29, 2005. However, the purchases purchases that are part of a Systematic Investment Plan; purchases through accounts set up with a fee-based investment adviser or financial planner, including wrap fee accounts, by 529 plan accounts and by other mutual funds; purchase through dividend and distribution reinvestments; and purchase through contributions to retirement or pension plan accounts will continue to be permitted. Any other type of investment received after April 29, 2005 will be rejected by the funds’ transfer agent.

Effective April 18, 2005, the contingent deferred sales charge (CDSC) will be waived on redemptions of shares of the following target funds: Columbia Intermediate Government Income Fund, Columbia Pennsylvania Intermediate Municipal Bond Fund, Nations Kansas Municipal Income Fund, Nations Tennessee Intermediate Municipal Bond Fund and Nations Short-Intermediate Government Fund. This waiver applies for redemption of shares purchased prior to April 18, 2005 in any share class, for which a CDSC would otherwise apply. Columbia Management has decided to offer this unique benefit in circumstances where the investment objective of the funds involved in a merger differ considerably. (For example, in the case of certain target state municipal bond funds, we are proposing a merger into a national municipal bond fund.)

Additional information on these fund mergers will be communicated to shareholders through letters and prospectus supplements to be mailed beginning next week.

Recent Shareholder Meetings & Fund Mergers — Update
Columbia Funds shareholder meetings were recently held and several fund mergers were approved. The following fund mergers were completed at the close of business on March 18, 2005.

•	Columbia Common Stock Fund was merged into Columbia Large Cap Core Fund.

•	Columbia International Equity Fund was merged into Columbia International Stock Fund.

•	Columbia Contrarian Income Fund was merged into Columbia Quality Plus Bond Fund.

•	Columbia Growth Fund was merged into Columbia Large Cap Growth Fund.

Related information, including merger ratios, is available on the funds’ website, www.columbiafunds.com.

– FOR INVESTMENT PROFESSIONAL USE ONLY –
– DO NOT DISTRIBUTE TO CLIENTS OR PROSPECTS –

If you have any questions, please call your dedicated service team.

Financial		Registered		Retirement	The Private Bank of
Institutions	Broker/Dealers	Investment Advisors	Independent Advisors	Investments	Bank of America
800-718- 9009	800-215-5005	800-521-1297	800-446-4008	877-894-3582	800-521-1297

We appreciate your confidence in Columbia Management and look forward to serving you in the future.

Please consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Contact Columbia Management for a prospectus, which contains this and other important information about our funds. Read it carefully before you invest.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. For more information regarding the surviving fund of each merger, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger (containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission and become effective, please call 800-345-6611 or visit www.columbiafunds.com or www.nationsfunds.com. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission’s website (http://www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Nations Funds are distributed by BACAP Distributors, LLC. Columbia Funds are distributed by Columbia Funds Distributors, Inc., which also provides certain intermediary relationship management services to BACAP Distributors, LLC with respect to the Nations Funds. BACAP Distributors, LLC and Columbia Funds Distributor, Inc., members NASD, SIPC, are both part of Columbia Management and are affiliates of Bank of America Corporation.

NF-95/906U 0505 4888

Not FDIC Insured	May Lose Value	No Bank Guarantee

– FOR INVESTMENT PROFESSIONAL USE ONLY –
– DO NOT DISTRIBUTE TO CLIENTS OR PROSPECTS –

[Columbia Management Logo]

April 1, 2005

Upcoming Fund Mergers and Liquidations
Q&A

The Board of Trustees of Nations Funds recently approved a number of changes to the Nations Funds product line. Below is an outline of mergers involving Columbia and Nations Funds. Each of the proposed mergers is subject to approval by shareholders at meetings scheduled for September 2005. (The proposed mergers of Nations Funds with Columbia Funds also have been approved by the Columbia Funds Board of Trustees.) Prospectus supplements are being filed today for the Nations Funds that proposed to be acquired in the mergers discussed below.

Why are funds being merged?
As previously announced, Columbia Management and affiliated Banc of America Capital Management, LLC (BACAP) have undertaken an effort to streamline the array of products offered in the Columbia and Nations funds families to address the needs of investors as effectively and efficiently as possible. The ultimate goal of this initiative is to offer the best products and services to our shareholders. Typically, the funds being merged have similar investment objectives and strategies and in some cases have a significant overlap in holdings. After each merger, the combined fund is expected to be positioned to invest more efficiently and to spread its fixed costs over a larger asset base, which may result in potentially lower expense ratios.

Q1. What are fund mergers approved so far?
Here is the list, the affected funds that had not been communicated publicly until today, are in red.

Target Funds	Acquiring Funds

Nations California Municipal Bond Fund	Columbia California Tax-Exempt Fund

Nations Government Securities Fund	Columbia Federal Securities Fund

Columbia Pennsylvania Intermediate Municipal Bond Fund, Nations Intermediate Municipal Fund, Nations Kansas Municipal Income Fund & Nations Tennessee Intermediate Municipal Bond Fund	Columbia Intermediate Tax-Exempt Fund

Nations Strategic Income Fund	Columbia Strategic Income Fund

Columbia Florida Municipal Bond Fund Nations Florida Municipal Bond Fund	Nations Florida Intermediate Municipal Bond Fund

Columbia Intermediate Government Income Fund	Nations Intermediate Bond Fund

Columbia Large Company Index Fund	Nations Large Cap Index Fund

Columbia Mid Cap Value Fund	Nations Mid Cap Value Fund

Columbia Short Term Bond Fund Nations Short-Intermediate Government Fund	Nations Short-Term Income Fund

Columbia Small Company Index Fund	Nations Small Cap Index Fund

In addition, the Columbia Funds board of Trustees has approved a merger involving Columbia Tax-Managed Value Fund with Columbia Growth & Income Fund. Columbia Management is re-evaluating this transaction and intends to review a revised proposal with the Board of Trustees soon.

– FOR CMG INTERNAL USE ONLY –
– DO NOT DISTRIBUTE EXTERNALLY –

What happens next?
All mergers are subject to approval by shareholders of the target funds at special meetings expected to be held in September 2005 (shareholders of the acquiring funds do not have to approve the mergers). Advisors and shareholders will receive further details about this initiative and the upcoming shareholder meetings when proxy materials are sent in July.

When will the mergers take place?
Pending shareholder approvals, the mergers are expected to take place during September and October.

Will the funds remain open to investors?
The acquiring funds will remain open to investors. The funds that are proposed to be acquired will be closed to new and subsequent investments at the close of business on April 29, 2005. However, the purchases described in the table below will continue to be permitted. Any other type of investment received after April 29, 2005, will be rejected by the funds’ transfer agent.

Columbia Funds	Nations Funds

• • •	purchases that are part of an Automatic Investment Plan, Automated Dollar Cost Averaging program or Automatic Dividend Diversification program purchases through wrap fee accounts, by 529 plan accounts and by other mutual funds; and
purchases through dividend reinvestments and contributions to certain existing retirement plan accounts.	• • • •	purchases that are part of a Systematic Investment Plan;
purchases through accounts set up with a fee-based investment adviser or financial planner, including wrap fee accounts, by 529 plan accounts and by other mutual funds;
purchases through dividend and distribution reinvestments; and
purchases through contributions to retirement or pension plan accounts.

What if shareholders do not approve the proposed mergers?
In the event that any merger does not receive shareholder approval, the Board of Trustees will consider what action to take, consistent with the best interests of shareholders .

What are the tax implications for shareholders?
We expect each merger to be a non-taxable transaction for federal income tax purposes and that shareholders of the funds will not realize any gains or losses as a result. However, these transactions could cause the funds to pay out dividend income and capital gains prior to merging, in accordance with IRS regulations, which may result in a taxable distribution for shareholders. In any case, we recommend that shareholders review their individual situations with a tax advisor.

May shareholders exchange shares now rather than wait for the merger? How about exchanges between Columbia and Nations funds?
Shareholders have two options:

•	Stay in the fund until the merger. The merger transaction is expected to be a nontaxable event, but you may receive an income/capital gain distribution.

– FOR CMG INTERNAL USE ONLY –
– DO NOT DISTRIBUTE EXTERNALLY –

•	Exchange or sell now. Either type of sale transaction will be a taxable event. (Note: Exchanges between Columbia and Nations funds are not yet allowed primarily due to systems constraints. Not all classes of the acquiring funds may be available for exchanges prior to the merger.)

Which option is better depend on individual circumstances. We recommend that shareholders review their specific situations with a tax advisor.

Are CDSCs assessed if a shareholder redeems shares of a target fund prior to a merger?
We have decided to waive the CDSC for the following funds: Columbia Intermediate Government Income Fund, Columbia Pennsylvania Intermediate Municipal Bond Fund, Nations Kansas Municipal Income Fund, Nations Tennessee Intermediate Municipal Bond Fund and Nations Short-Intermediate Government Fund. The CDSC waiver is for shares purchased prior to April 18, 2005 that are redeemed on or after April 18, 2005 where a CDSC would otherwise apply.

Why is the CDSC waiver only offered for five of the target funds?
Columbia Management has decided to offer this unique benefit in circumstances where for the investment objective of funds involved in a merger differ. For example, in the case of certain target state municipal bond funds, we are proposing a merger in a national municipal bond fund. And in the case of the two government funds, we are proposing a merger into general (or core) bond funds.

What about the Columbia Funds mergers that were scheduled to take place during March?
Columbia Funds shareholder meetings were recently held and several fund mergers were approved. The following fund mergers were completed at the close of business on March 18, 2005.

•	Columbia Common Stock Fund was merged into Columbia Large Cap Core Fund.

•	Columbia International Equity Fund was merged into Columbia International Stock Fund.

•	Columbia Contrarian Income Fund was merged into Columbia Quality Plus Bond Fund.

•	Columbia Growth Fund was merged into Columbia Large Cap Growth Fund.

Related information, including merger ratios, is available on the funds’ website, www.columbiafunds.com.

– FOR CMG INTERNAL USE ONLY –
– DO NOT DISTRIBUTE EXTERNALLY –

Please consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Contact Columbia Management for a prospectus, which contains this and other important information about our funds. Read it carefully before you invest.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. For more information regarding the surviving fund of each merger, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger (containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission and become effective, please call 800-345-6611 or visit www.columbiafunds.com or www.nationsfunds.com. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission’s website (http://www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Nations Funds are distributed by BACAP Distributors, LLC. Columbia Funds are distributed by Columbia Funds Distributors, Inc., which also provides certain intermediary relationship management services for BACAP Distributors with respect to Nations Funds. BACAP Distributors, LLC and Columbia Funds Distributor, Inc., members NASD, SIPC, are both part of Columbia Management and are affiliates of Bank of America Corporation.

Not FDIC Insured	May Lose Value	No Bank Guarantee

NF-95/905U 0305 4889

– FOR CMG INTERNAL USE ONLY –
– DO NOT DISTRIBUTE EXTERNALLY –